OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDED AND RESTATED

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 20 02

(CUSIP Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Mayfield Heights, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 20 02			Page 2 of 8

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 46,052

		8.	Shared Voting Power: 479,371

		9.	Sole Dispositive Power: 46,052

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 525,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.5%

14.	Type of Reporting Person (See Instructions): IN

2

CUSIP No. 629579 20 02			Page 3 of 8

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 92,873

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 92,873

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 565,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.0%

14.	Type of Reporting Person (See Instructions): IN

3

CUSIP No. 629579 20 02			Page 4 of 8

1.	Name of Reporting Person: Claiborne R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 97,312

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 97,312

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 569,683

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.2%

14.	Type of Reporting Person (See Instructions): IN

4

CUSIP No. 629579 20 02			Page 5 of 8

1.	Name of Reporting Person: Roger F. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO - See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 118,125

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 118,125

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 590,496

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): IN

5

CUSIP No. 629579 20 02	13D	Page 6 of 8 Pages

     This Amendment No. 3 to Amended and Restated Schedule 13D (this “Amendment No. 3”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Company”) that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), and further amended on February 17, 2004 (the “Amendment No. 2”) (collectively, the “Filings”). This Amendment No. 3 (a) updates certain information with respect to certain Reporting Persons under the Filings and (b) reflects the acquisition of shares of Class B Common by certain Reporting Persons. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 5. Interest in Securities of the Issuer.

     (a) - (b) The sixth paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Alfred M. Rankin, Jr., is hereby deleted and replaced in its entirety as follows:

     Alfred M. Rankin, Jr. Mr. Rankin (a) as trustee and primary beneficiary of the Alfred Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners, (b) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners, (c) as trustee of the Alfred Rankin Trust has the sole power to vote and to dispose of 46,052 shares of Class B Common and (d) as trustee of the Clara Rankin Trust, shares the power to vote and dispose of 7,000 shares of Class B Common. Together, these 525,423 shares constitute approximately 32.5% of the Class B Common outstanding as of December 31, 2004.

     The seventh paragraph under the heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of Class B Common by Thomas T. Rankin, is hereby deleted and replaced in its entirety as follows:

     Thomas T. Rankin. Mr. Rankin (a) has the sole power to vote and dispose of 92,873 shares of Class B Common, (b) as trustee and primary beneficiary of the Thomas Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Together, these 565,244 shares constitute approximately 35.0% of the Class B Common outstanding as of December 31, 2004.

     The eighth paragraph under heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of the Class B Common by Claiborne R. Rankin, is hereby deleted and replaced in its entirety as follows:

CUSIP No. 629579 20 02	13D	Page 7 of 8 Pages

     Claiborne R. Rankin. Mr. Rankin (a) has the sole power to vote and dispose of 97,312 shares of Class B Common, (b) as trustee and primary beneficiary of the Claiborne Rankin Trust, which is a General Partner, shares the power to vote and to dispose of 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Together, these 569,683 shares constitute approximately 35.2% of the Class B Common outstanding as of December 31, 2004.

     The ninth paragraph under heading “Item 5. Interest in Securities of the Issuer,” which appears in the Filings reporting the beneficial ownership of the Class B Common by Roger F. Rankin, is hereby deleted and replaced in its entirety as follows:

     Roger F. Rankin. Mr. Rankin (a) has the sole power to vote and dispose of 118,125 shares of Class B Common, (b) as trustee and primary beneficiary of the Roger Rankin Trust, which is a General Partner, shares the power to vote the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and (c) as a trustee and primary beneficiary of a General Partner and a Limited Partner, shares the power to dispose of the 472,371 shares of Class B Common held by the Partnership with the other trustees and primary beneficiaries of the other General Partners and other Limited Partners. Together, these 590,496 shares constitute approximately 36.5% of the Class B Common outstanding as of December 31, 2004.

Item 7. Materials to be Filed as Exhibits.

(Exhibit 8)	Amendment to Stockholders’ Agreement, dated as of December 28, 2004, between the Company, the Depository, the Participating Stockholders and the New Participating Stockholders (incorporated herein by reference to Exhibit 4.23 of the Registration Statement on Form S-4, filed by the Company on January 12, 2005, Commission File No. 333-121996).

(Exhibit 9)	Amendment to Stockholders’ Agreement, dated as of February 7, 2005, between the Company, the Depository, the Participating Stockholders and the New Participating Stockholder (incorporated herein by reference to Exhibit 4.24 of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on February 7, 2005, Commission File No. 333-121996).

[Signatures are on the next page.]

CUSIP No. 629579 20 02	13D	Page 8 of 8 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005
	Name:	Rankin Associates I, L.P.
	By:	Main Trust of Alfred M. Rankin created under the Agreement dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners
	By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., as Trustee
REPORTING INDIVIDUALS
	By:	/s/ Alfred M. Rankin, Jr. Alfred M. Rankin, Jr., on behalf of himself, and as:
Attorney-in-Fact for Clara L. T. Rankin* Attorney-in-Fact for Thomas T. Rankin* Attorney-in-Fact for Claiborne R. Rankin* Attorney-in-Fact for Roger F. Rankin* Attorney-in-Fact for Bruce T. Rankin*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 6 of the Initial Filing.